

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA, 23221

       Re: VV Markets LLC
       Offering Statement on Form 1-A
       Post-qualification Amendment No. 4
       Filed February 11, 2022
       File No. 024-11306

Dear Mr. King:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson